Exhibit 11.1
                         COMDISCO HOLDING COMPANY, INC.
                 COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE
                      (in thousands except per share data)

     Average shares used in computing earnings per common and common equivalent share were as follows:



                                                             Years ended September 30,
(in thousands except per share data)                 2007          2006          2005           2004           2003
                                               -----------   -----------   -----------    -----------    -----------
Average common shares issued ................       4,200         4,200         4,200          4,200          4,200
Average common shares held in treasury ......        (171)         (169)         (133)            (3)            (1)
                                              -----------   -----------   -----------    -----------    -----------
  Total .....................................       4,029         4,031         4,067          4,197          4,199
                                              ===========   ===========   ===========    ===========    ===========
Net earnings to common stockholders ......... $     7,326   $    14,577   $    28,705    $    23,690    $   100,373
                                              ===========   ===========   ===========    ===========    ===========

Net earnings (loss) per common share:
 Earnings per common share-basic:
    Earnings from continuing
     operations ............................. $      1.83   $      3.57(A)$      6.33    $      8.61     $     4.80
    Earnings (loss) from discontinued
     operations .............................       (0.01)         0.05(A)       0.73          (3.21)         19.11
                                              -----------   -----------   -----------    -----------    -----------
                                              $      1.82   $      3.62   $      7.06    $      5.40    $     23.91
                                              ===========   ===========   ===========    ===========    ===========

Net earnings (loss) per common share-diluted:
    Earnings from continuing
     operations ............................. $      1.83   $      3.57(A)$      6.33     $    8.61     $      4.80
    Earnings (loss) from discontinued
     operations .............................       (0.01)         0.05(A)       0.73         (3.21)          19.11
                                              -----------   -----------   -----------    -----------   -----------
                                              $      1.82   $      3.62   $      7.06     $    5.40      $    23.91
                                              ===========   ===========   ===========    ===========    ===========

 (A)   The Company reclassified in the 2006 statement of earnings approximately $.2 million, or $0.05 per share basic and diluted, of income tax expense from discontinued operations to continuing operations. The reclassification had no impact on net earnings or net earnings per common share, basic and diluted. Accordingly, the impact on earnings per share, basic and diluted was a decrease in earnings per share from continuing operations of $0.05 and an increase in earnings per share from discontinued operations by $0.05.


     In accordance with Statement of Financial Accounting Standards No. 128-Earnings Per Share, no potential common shares (the assumed exercise of stock options) are included in the computation of any diluted per share amount when a loss from continuing operations exists.